FORM 8-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 28, 2008**

SONOMA VALLEY BANCORP

(Exact name of registrant as specified in its charter)

California	000-31929	68-0454068
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

202 West Napa Street, Sonoma, California   **95476**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(707) 935-3200**

(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Section 2 – Financial Information

Item 2.02.   Results of Operations and Financial Condition

This Form 8-K/A is to amend the filing on January 28, 2008, reporting earnings. This amendment is made to eliminate reference to the third quarter, as the results reported were for the year ended December 31, 2007. The results of the year ended December 31, 2007 have not changed.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 8, 2008

Sonoma Valley Bancorp, a California corporation

 /s/ Mary Dieter Smith
Mary Dieter Smith
Chief Financial Officer
(Principal Finance and Accounting Officer)